UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

Cancellation of Reconvened Annual Meeting of Shareholders held on December 15, 2022

As previously disclosed, on December 8, 2022, Tantech Holdings Ltd (the “Company”) adjourned its annual meeting of shareholders (the “Annual Meeting”) initially scheduled for December 8, 2022 Beijing time. The Annual Meeting was convened to consider proposals, including the ratification of the auditor and election of directors, presented in the Notice of Annual Meeting of Shareholders dated November 22, 2022. The Annual Meeting was adjourned by the Company after it was determined that the required quorum of one-third of outstanding common shares for the Annual Meeting (the “Quorum Requirement”) was not present.

The Company reconvened the Annual Meeting on December 15, 2022, Beijing time and then cancelled the reconvened meeting as a result of its inability to meet the Quorum Requirement. The Company’s Articles of Association provides, at Section 7.13, that “if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third (1/3) of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum.” The Board of Directors of the Company has determined to cancel the Annual Meeting after it was determined that the required quorum was not present at the reconvened meeting.

This current report on Form 6-K is being submitted in connection with the cancellation of the Annual Meeting and the Company’s election to follow home country rule with respect to the Annual Meeting for 2022. Nasdaq Marketplace Rule 5620(a) (Meeting of Shareholders) requires, with limited exceptions, that each company listing common stock or voting preferred stock, and their equivalents, must hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end (the “Annual Meeting Requirements”). Nasdaq Marketplace Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practices instead of the aforementioned Annul Meeting Requirements under Rule 5620(a). Under the laws of the British Virgin Islands and pursuant to the Company’s existing Memorandum and Articles of Association registered with the Registrar of Corporate Affairs in the British Virgin Islands, there is no requirements to hold an annual general meeting of members. As a result of the Company’s inability to meet the Quorum Requirement, the Board of Directors of the Company has elected to follow the Company’s home country rule with respect to the Annual Meeting and therefore forgo the requirement to hold an Annual Meeting in 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 20, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer